EX-34.6
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KPMG LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors
Universal Master Servicing, LLC:

We have examined management's assessment, included in the accompanying Management Assessment, that Universal Master Servicing, LLC (the Company) complied with the servicing criteria set forth in Item 1122(d)(1)(i), 1122(d)(1)(iv), 1122(d)(2)(i), 1122(d)(2)(ii), 1122(d)(2)(iv), 1122(d)(2)(v),
1122(d)(2)(vii), 1122(d)(3)(i)(a), 1122(d)(3)(i)(b), 1122(d)(3)(i)(d),
1122(d)(3)(ii), 1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(iv), 1122(d)(4)(v),
1122(d)(4)(vi), and 1122(d)(4)(xiv) of the Securities and Exchange Commission's Regulation AB relating to the servicing of publicly issued residential mortgage-backed securities issued on or after January 1, 2007 for which the company acts as servicer (the Platform) as of and for the year ended
December 31, 2007. Management has determined that all other criteria set forth in Item 1122(d) are not applicable to the Company because the Company does not perform activities with respect to the Platform relating to those criteria. With respect to applicable servicing criteria 1122(d)(4)(vi) and 1122(4)(xiv), Management Assessment indicates that there were no activities performed during the year ended December 31, 2007 with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities. Appendix A to Management Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on management's assessment about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2007 is fairly stated, in all material respects.

/s/ KPMG LLP

Charlotte, North Carolina
March 7, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.